UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K

☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR For

Period Ended: March 31, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIOMX INC.

Full Name of Registrant

N/A

Former Name if Applicable

850 New Burton Road, Suite 201

Address of Principal Executive Office (Street and Number)

Dover, DE 19904

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(C)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 within the prescribed time period due to the delay in obtaining and compiling information relating to significant transactions that were completed in the quarter and required to be included in the Company’s Form 10-Q, which delay could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Quarterly Report on Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Oster	972	52 437 4900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the three months ended March 31, 2026 are anticipated to differ materially from its results of operations for the three months ended March 31, 2025, principally as a result of (i) the discontinuation in December 2025 of the Company’s Phase 2b clinical trial of BX004 and the related reduction in research and development activities; (ii) the commencement in December 2025 of insolvency proceedings with respect to the Company’s pre-restructuring Israeli operating subsidiary and the resulting deconsolidation of that subsidiary; (iii) the reconstitution in the first quarter of 2026 of the Company’s Board of Directors and executive management team and the Company’s expansion into the defense, security and critical infrastructure technology markets; and (iv) the receipt of gross proceeds of $3.0 million from the closing of the Company’s Series Y financing in January 2026 and the subsequent conversion of all outstanding shares of Series Y Preferred Stock into shares of Common Stock, together with the receipt of $3.3 million in gross proceeds from the exercise of related warrants in March 2026.

A reasonable quantitative estimate of the foregoing changes is not provided at this time because the Company’s period-end financial close, including the accounting for the Series Y financing, has not been completed as of the date of this notification.

BIOMX `INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2026	By:	/s/ Michael Oster
Michael Oster
	Title:	Chief Executive Officer

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